TechPrecision Corporation

1 Bella Drive

Westminster, MA 01473

VIA EDGAR

December 9, 2025

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Donahue

Re:	TechPrecision Corporation Registration Statement on Form S-1 (File No. 333-291711) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TechPrecision Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:30 p.m. Eastern time, on December 11, 2025, or as soon thereafter as practicable. The Registrant hereby also authorizes Cecil Martin and Andrew Terjesen of McGuireWoods LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Andrew Terjesen at (919) 835-5977.

Thank you for your assistance in this matter.

Very truly yours,

TechPrecision Corporation

/s/ Phillip E. Podgorski
Name:	Phillip E. Podgorski
Title:	Chief Financial Officer

cc:	Alexander Shen, Chief Executive Officer TechPrecision Corporation

Cecil Martin
Andrew Terjesen
McGuireWoods LLP